WiMi Hologram Cloud Inc.

No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing

the People’s Republic of China 100020

VIA EDGAR

May 24, 2019

Jan Woo

Legal Branch Chief

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         WiMi Hologram Cloud Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted April 25, 2019

CIK: 0001770088

Dear Ms. Woo:

WiMi Hologram Cloud Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 25, 2019 regarding our Amendment No. 1 to Draft Registration Statement on Form F-1 previously submitted on April 25, 2019.

For your convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Amendment No 2 to Draft Registration Statement on Form F-1

Risk Factors

The audit report included in this prospectus is prepared by an auditor who is not inspected by the

Public Company Accounting Oversight..., page 39

1.                                     You state that since your auditors are located in China, they are not subject to PCAOB inspection because the PCAOB does not have jurisdiction in China. Your audit report, however, was signed by Friedman, LLP in New York, New York. Please explain or revise this risk factor accordingly.

In response to the Staff’s comment, we have revised our disclosure on page 41 as requested.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations, page 72

2.                                     We note that the percentage of AR entertainment revenue to total revenue declined from 30.7% in fiscal 2017 to 19.5% in fiscal 2018. In addition, you state that the decrease in AR entertainment revenue was primarily attributable to a decrease in MR software development service fees recognized in the current period. Please revise to clarify the reason for the decrease in such fees. To the extent that you anticipate any continuing declines in this revenue stream will have a material impact on your revenues or income from continuing operations, please include a discussion of such in your Overview section. Refer to Item 5.D of Form 20-F.

In response to the Staff’s comment, we have revised our disclosure on page 74 as requested.

Critical Accounting Policies

Goodwill Impairment Testing, page 80

3.                                     We note your revised disclosures in response to prior comment 11. Please explain to us the following as it relates to your AR Entertainment reporting units:

•                  Tell us the various methodologies used to determine the fair value for each reporting unit. Explain how each methodology was weighted in your analysis and how you determined such weightings were appropriate.

•                  Quantify for us each of the assumption used in your discounted cash flow analysis. Please explain further any growth rate assumptions you used in your analysis considering the recent decline in revenue and gross profit for your AR Entertainment segment.

•                  You state that management believes its assumptions are consistent with the plans and estimates used to manage the underlying business. Please describe further for us management’s plans for each of these reporting units and the AR Entertainment segment overall.

•                  Describe for us the guideline transaction multiples used in your analysis.

In performing our annual goodwill impairment assessments, the Company utilized the discounted cash flow (“DCF”) method of the income approach which was weighted at 100%. The future cash flows of our reporting units were based on estimates of future revenues, gross margins, operating income, excess net working capital, capital expenditures, and other factors. The Company utilized estimated revenue growth rates and cash flow projections. The discount rates utilized in the DCF method was based on a weighted-average cost of capital (“WACC”) determined from the relevant market comparisons and adjusted for specific reporting unit risk, country risk premiums and capital structure. A terminal value estimated growth rate was applied to the final year of the projected period and reflected the Company’s estimate of perpetual growth with a consideration of enterprise value to EBITDA multiples. The Company then calculated a present value of the respective cash flows for our AR Entertainment reporting units to arrive at an estimate of fair value under the income approach.

This method incorporates various assumptions, the most significant being projected revenue growth rates, operating profit margins and cash flows, the discount rates and the terminal growth rate.

The significant assumptions of our AR Entertainment reporting units were as follows:

Growth Rate Assumptions

Reporting unit: AR application and technology solutions

For our reporting unit that’s primarily engages in AR application and AR technology solutions, currently our AR application platform integrates successfully with related applications through our game distribution platform. Our long term plan is to apply AR technologies through other business models, not limited to game distribution platform. We plan to develop wider application and integration with other platform or devices, such as IoT household facilities, in-vehicle entertainment systems, wearable devices. We are currently in development of educational solutions powered by our holographic AR technologies, including course materials, in-class AR display and live remote teaching.

We forecasted four year compound annual sales growth rate of 24.3% based on historical growth rates consistent with our business plans mentioned above.

Reporting unit: SDK payment services

For our reporting unit that’s primarily engages in SDK payment channel services based on existing SDKs, we currently provide software developing middleware modules used by application developers. With the interface of our MR software and our other application platform (games, education etc), we plan to develop an ecosystem through the increase of AR applications and hardware usage that will lead to the increase in SDK payments.

We forecasted three year compound annual sales growth rate of 23.5% based on historical growth rate consistent with our business plans mentioned above.

Reporting unit: MR software

For our reporting unit that’s primarily engages in MR software development, which is the first professional media player in China specifically designed for holographic AR contents. With the increase of AR applications, our MR software will need to integrate with different content development and customers’ specific needs. Our plan is to further develop our software, to provide MR software solutions to our customers and enhance end user experiences.

We forecasted five year compound annual sales growth rate of 20.9% respectively based on historical growth rate and existing contracts consistent with our business plans mentioned above.

Management believes this is a rather conservative estimate for future growth. As indicated in page 92 of our Form-1: “the market size of China holographic AR applied in entertainment recorded revenue ofRMB0.6 billion in 2016, and it is expected to increase at a CAGR of 83.5% from 2016 to 2020 and another 92.8% from 2020 to 2025, reaching RMB180.0 billion by 2025.”

Our decrease in revenue of AR entertainment segment was primarily from our MR software unit due to a planned major upgrade as discussed in comment 2.The decrease was not caused by loss of business or customers, but an event within the Company’s strategic and long-range planning.

Our overall goal for the AR entertainment segment is to develop a complete ecosystem integrating AR technologies from software platform, middle wares interface to software applications to provide comprehensive solution to our customers AR needs.

Weight average cost of capital

The weighted-average cost of capital (WACC) was developed to reflect management’s assumptions of marketplace participants’ cost of capital and risk assumptions, both specific to the reporting unit and overall in the economy.  Factors including operation geography, revenue source, business model and profitability were taken into consideration within management’s analysis. On average 5-7 comparable companies were selected for each reporting unit.

Reporting unit: AR application and technology solutions

The WACC derived from the comparable companies (publicly traded AR or software technology companies listed in US, HK or PRC) was at 18.73%.  After taken the above into consideration, 18.5% was utilized as our discount rate.

Reporting unit: SDK payment services

The WACC derived from the comparable companies (publicly traded AR or software technology companies listed in US, HK or PRC) was at 18.31%.  After taken the above into consideration, 18.5% was utilized as our discount rate.

Reporting unit: MR software

The WACC derived from the comparable companies (publicly traded AR or software technology companies listed in US, HK or PRC) was at 18.73%.  After taken the above into consideration, 18.5% was utilized as our discount rate.

Terminal growth rate

A terminal year value was used as the base for determining the operating cash flows in the perpetuity calculation.  The perpetual growth rate consists only of inflation.  The inflation average in China has been forecasted within the range of 2.6% and 2.8% between 2019 and 2023. We assumed a 3.0% growth rate in the terminal year based on this projected inflation rate.

Sensitivity Analysis

We also performed sensitivity analysis on revenue growth rates and discount rates to which shows there were no signs of impairment if actual revenue dropped to 80% of the forecast or the discount rate increases to 25% from 18.5% for all our reporting units.

Guideline Company analysis:

We also used the Guideline Company Method (GCM), where financial ratios of comparable companies were analyzed to help us to determine whether a value for the subject company is in a reasonable range. This method employs market price data of stocks of corporations engaged in the same or a similar line of business as that of the subject company. Stocks of these corporations are actively traded in a public, free, and open market, either on an exchange or over-the-counter.  We considered this approach and searched for public companies with business nature and development stage similar to us. However, since no companies were identical to us in all aspect, therefore market approach was used as cross check to supplement the income approach.

Reporting unit: AR application and technology solutions

In the Company’s most recent impairment testing at December 31, 2018, we calculate enterprise value to EBITDA for comparable companies (publicly traded AR or internet technology companies listed in US, Canada or PRC) ranged from a low of 3.71 to a high of 19.52, with a median value of 3.71.

Reporting unit: SDK payment services

In the most recent impairment testing at December 31, 2018, we calculate enterprise value to EBITDA for comparable companies (publicly traded AR or internet technology companies listed in US, Canada or PRC) ranged from a low of 5.41 to a high of 20.54, with a median value of 12.97.

Reporting unit: MR software

In the Company’s most recent impairment testing at December 31, 2018, we calculate enterprise value to EBITDA for comparable companies (publicly traded AR or software technology companies listed in US, HK or PRC) ranged from a low of 3.71 to a high of 17.15, with a median value of 10.43.

Based on the above, our AR entertainment reporting units’ multiples implied by our income approach were within range of comparable companies.

Business, page 97

4.                                     Please define each of the measures used in analyzing your business such as views, impression, customer and average revenue per customer.

In response to the Staff’s comment, we have revised our disclosure on pages 1 and 104 as requested.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, Esq. at aedelman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Fanhua Meng
Fanhua Meng Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.
Ellenoff Grossman & Schole LLP